UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 21, 2020

NantKwest, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-37507	43-1979754
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3530 John Hopkins Court San Diego, California	92121
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (858) 633-0300

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	NK	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Item 8.01	Other Events.

On December 21, 2020, NantKwest, Inc., a Delaware corporation (“NantKwest”), and ImmunityBio, Inc. (“ImmunityBio”), issued a joint press release announcing the execution of an Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 21, 2020, by and among ImmunityBio, NantKwest, and Nectarine Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of NantKwest. A copy of the press release is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Forward-Looking Statements

This communication contains forward-looking statements relating to the proposed transaction involving NantKwest, Inc. (“NantKwest”) and ImmunityBio, Inc. (“ImmunityBio”), including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction and statements relating to NantKwest and ImmunityBio’s future success in improving the treatment of various diseases and illnesses, including, but not limited to COVID-19 and cancer. Statements in this communication that are not statements of historical fact are considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which are usually identified by the use of words such as “anticipates,” “believes,” “continues”, “could”, “estimates,” “expects,” “intends,” “may,” “plans,” “potential”, “predicts”, “projects,” “seeks,” “should,” “will,” and variations of such words or similar expressions. These forward-looking statements are neither forecasts, promises nor guarantees, and are based on the current beliefs of NantKwest’s management and ImmunityBio’s management as well as assumptions made by and information currently available to NantKwest and ImmunityBio. Such statements reflect the current views of NantKwest and ImmunityBio with respect to future events and are subject to known and unknown risks, including business, regulatory, economic and competitive risks, uncertainties, contingencies and assumptions about NantKwest and ImmunityBio, including, without limitation, (i) inability to complete the proposed transaction because, among other reasons, conditions to the closing of the proposed transaction may not be satisfied or waived, (ii) uncertainty as to the timing of completion of the proposed transaction, (iii) potential adverse effects or changes to relationships with employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction, (iv) the outcome of any legal proceedings that may be instituted against the parties and others related to the merger agreement, (v) possible disruptions from the proposed transaction that could harm NantKwest’s or ImmunityBio’s respective business, including current plans and operations, (vi) unexpected costs, charges or expenses resulting from the proposed transaction, (vii) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction, including the possibility that the expected synergies and value creation from the proposed transaction will not be realized or will not be realized within the expected time period, (viii) the ability of each of NantKwest or ImmunityBio to continue its planned preclinical and clinical development of its respective development programs, and the timing and success of any such continued preclinical and clinical development and planned regulatory submissions, (ix) inability to retain and hire key personnel, and (x) the unknown future impact of the COVID-19 pandemic delay on certain clinical trial milestones and/or NantKwest’s or ImmunityBio’s operations or operating expenses. More details about these and other risks that may impact our business are described under the heading “Risk Factors” in NantKwest’s most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (“SEC”) and in subsequent filings made by NantKwest with the SEC, which are available on the SEC’s website at www.sec.gov. NantKwest and ImmunityBio caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. NantKwest and ImmunityBio do not undertake any duty to update any forward-looking statement or other information in this communication, except to the extent required by law. No representation is made as to the safety or effectiveness of these product candidates for the therapeutic use for which such product candidates are being studied.

Certain information contained in this communication relates to or is based on studies, publications, surveys and other data obtained from third-party sources and NantKwest’s and ImmunityBio’s own internal estimates and research. While NantKwest and ImmunityBio believe these third-party sources to be reliable as of the date of this communication, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, all of the market data included in this communication involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while NantKwest and ImmunityBio each believes its own internal research is reliable, such research has not verified by any independent source.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information and Where to Find It

In connection with the proposed transaction, NantKwest intends to file a registration statement on Form S-4 with the SEC, which will include a prospectus and joint solicitation statement of NantKwest and ImmunityBio (the “solicitation statement/prospectus”). NantKwest may also file other documents regarding the proposed transaction with the SEC. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is not intended to be, and is not, a substitute for such filings or for any other document that NantKwest may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND SOLICITATION STATEMENT / PROSPECTUS, WHEN THEY BECOME AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and solicitation statement/prospectus and other documents filed with the SEC by NantKwest through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the prospectus and other documents filed with the SEC on NantKwest’s website at www.ir.NantKwest.com.

Participants in the Solicitation

NantKwest and certain of its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of NantKwest in connection with the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of NantKwest in NantKwest’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 24, 2020, as well as its other filings with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the registration statement, solicitation statement / prospectus and other relevant materials to be filed with the SEC by NantKwest regarding the proposed transaction (if and when they become available). You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC will also be available free of charge from NantKwest using the sources indicated above.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Joint Press Release issued by NantKwest, Inc. and ImmunityBio, Inc. on December 21, 2020

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

NANTKWEST, INC.

Date: December 21, 2020	By:	/s/ Richard Adcock
	Name:	Richard Adcock
	Title:	Chief Executive Officer

Exhibit 99.1

IMMUNITYBIO AND NANTKWEST TO MERGE,

CREATING A LEADING IMMUNOTHERAPY AND CELL THERAPY COMPANY

•	Merged entity brings together 11 Phase II / III clinical trials across oncology and infectious disease that use combined immunotherapy platforms

•	Broad late-stage pipeline for solid tumors including bladder, lung, breast, and pancreatic in addition to infectious disease programs for HIV and COVID-19

•	Dr. Patrick Soon-Shiong to serve as Executive Chairman, Richard Adcock will be CEO

•

ImmunityBio also today announced that ImmunityBio’s IL-15 fusion protein, Anktiva, with FDA Breakthrough Therapy status for non-muscle invasive bladder cancer CIS, has achieved its primary endpoint with 72% complete response

•	Companies to host conference call today at 8:30 am ET

CULVER CITY, Calif. & EL SEGUNDO, Calif., December 21, 2020 — ImmunityBio, a privately-held immunotherapy company, and NantKwest, Inc. (NASDAQ: NK), a clinical-stage, natural killer cell-based therapeutics company, today announced they have entered into an agreement to merge in a stock-for-stock transaction. The combination will create a leading immunotherapy and cell therapy company focused on oncology and infectious disease.

Together, ImmunityBio and NantKwest will have a broad, clinical-stage pipeline – including 13 assets in clinical trials and 11 in Phase II to III – as well as a robust early stage pipeline to address other difficult to treat cancers. The combination of NantKwest’s Natural Killer (NK) cell platform and ImmunityBio’s immunotherapy fusion protein, immunomodulator, and adenovirus platforms have already resulted in complete responses in late stage, difficult to treat metastatic cancers. To date complete responses have been noted in patients with second line or greater metastatic pancreatic cancer, triple-negative breast cancer, head and neck cancer, and Merkel Cell Carcinoma. This strong track record of combination immunotherapies across the two companies’ platforms supports the potential of the combined assets to transform the future of immunotherapy beyond checkpoints by synergizing NantKwest’s cell-based therapies with ImmunityBio’s immunotherapy platforms.

In a separate press release issued today, ImmunityBio announced that ImmunityBio’s IL-15 fusion protein, Anktiva, with FDA Breakthrough Therapy status for non-muscle invasive bladder cancer CIS, has achieved primary endpoint with 72% complete response.

ImmunityBio was founded by Dr. Patrick Soon-Shiong, MD, a physician and scientist who invented Abraxane for the treatment of metastatic breast cancer, lung cancer and advanced pancreatic cancer. The companies, including their operations, are aligned given their long-standing collaboration programs with opportunity for advancing clinical development of the late stage Phase II and III trials.

Dr. Soon-Shiong said, “We are developing next-generation immunotherapies to defeat cancer and infectious disease. By combining ImmunityBio’s immunotherapy platform, which includes the Anktiva IL-15 superagonist, with NantKwest’s natural killer cell platform, the merged entity will have a powerful and broad product portfolio that can activate both the innate (natural killer cell and macrophage) and adaptive (T cell) immune systems to create long-term immunological memory. What distinguishes the merged entity is the late stage immunotherapy product pipeline that is designed to eliminate the need for high-dose chemotherapy, improve the outcomes of current CAR T cell therapies, and extend beyond checkpoint inhibitors. With 13 clinical trials across multiple tumor types at Phase I to III and with the combined talent in research, clinical development and manufacturing, the merged entity is poised to be a leader in the immunotherapy space.”

“We are excited to join forces with ImmunityBio, a company and team we have collaborated with for many years across our platforms,” said Rich Adcock, NantKwest Chief Executive Officer. “With the integration of ImmunityBio’s pipeline, cutting-edge R&D capabilities, talented employees and clinical expertise, we expect to accelerate the delivery of new treatments for patients with unmet needs. Together we can unlock the combined potential of our assets, and look forward to building on our continued success as one company.”

Michael Blaszyk, an independent director of NantKwest and member of the Special Committee stated, “This transaction is a compelling opportunity to drive value creation for shareholders. Our Special Committee carefully evaluated the ImmunityBio proposal and determined it is in the best interests of shareholders and also benefits other stakeholders, including our employees, partners and patients.”

ImmunityBio is a leading late stage immunotherapy company activating both the innate (natural killer cell and macrophage) and adaptive (T cell) immune system to treat serious unmet needs within oncology and infectious diseases. Founded in 2014 and headquartered in Culver City, ImmunityBio’s platform is designed to overcome limitations of the current standards of T cell-based immunotherapies, including checkpoint inhibitors and CAR-T cells. The company has established a robust next generation immunotherapy clinical pipeline with a strategy toward registrational intent in various indications, beyond checkpoint therapy treatment alone.

Strategic and Financial Rationale

Key attributes of the combined company will include:

•

Expansive clinical-stage pipeline and intellectual property portfolio. 13 assets in clinical trials, including 11 in Phase II to III clinical trials, as well as a strong global intellectual property portfolio of issued and pending worldwide patent applications with patent life extending to 2035 and beyond.

•

Differentiated technology and assets. Best-in-class combined discovery and development platforms for novel therapies and next-generation early-stage candidates across immunotherapy, neoepitopes and molecules enhancing allogeneic and autologous NK and T-cell therapies.

•	Significant market opportunity. Well positioned to combine expertise, platforms and resources to address patients across oncology and infectious disease.

•

Cutting-edge cell manufacturing expertise and ready-to-scale facilities. Extensive and seasoned R&D, clinical trial, and regulatory operations and development teams, which together will occupy over 200,000 square feet of manufacturing and R&D facilities.

•

Improved ability to combine platforms and therapies. The transaction improves the ability to more seamlessly combine programs and leverage resources and expertise across both companies’ platforms, ultimately strengthening the efforts of both companies on behalf of patients to drive better outcomes in the fight against oncology and infectious disease.

•	Significant potential for strategic and financial synergies. This opportunity will come from meaningful streamlining of clinical operations, therapeutic discovery and development, and manufacturing.

Transaction Details

The transaction is structured as a tax-free 100% stock-for-stock merger, with ImmunityBio to reverse merge with NantKwest. Under the terms of the agreement, ImmunityBio shareholders will receive a fixed exchange ratio of 0.8190 shares of NantKwest for each share of ImmunityBio owned. Upon completion of the transaction, on a fully diluted basis, ImmunityBio shareholders will own approximately 72% of the combined company and NantKwest shareholders will own approximately 28% of the combined company, on a fully diluted basis.

A Special Committee of the NantKwest Board of Directors, consisting of independent Directors, undertook a thorough review of the transaction and unanimously recommended that the company proceed with the transaction.

The transaction, which is expected to close in the first half of 2021, is subject to shareholder approval by a majority of unaffiliated shareholders of NantKwest, in addition to other customary closing conditions. There is no filing requirement under the Hart-Scott-Rodino Antitrust Improvements Act for this transaction.

Following the closing of the transaction, the combined company will assume the ImmunityBio name and continue to be listed on the NASDAQ exchange. However, the combined company ticker symbol is expected to be changed to IBRX.

Leadership

Richard Adcock will become the CEO of the combined company, and Dr. Soon-Shiong will serve as Executive Chairman of the Board. The combined company will be headquartered at ImmunityBio’s offices in Culver City, California.

Advisors

Goldman Sachs & Co. LLC and Lazard Frères & Co. LLC are serving as financial advisors to ImmunityBio. Fried, Frank, Harris, Shriver & Jacobson LLP is serving as legal counsel for ImmunityBio.

Barclays is serving as financial advisor to NantKwest’s Special Committee. Goodwin Procter LLP acted as legal counsel for NantKwest’s Special Committee.

Conference Call and Additional Materials

ImmunityBio and NantKwest will host a conference call today at 5:30 a.m. Pacific Time (8:30 a.m. Eastern Time) to discuss this morning’s announcement. The conference call can be accessed by dialing (866) 610-1072 within the U.S. and (973) 935-2840 for all other locations. The confirmation code is 6753467. Participants should dial in 15 minutes prior to the scheduled start time.

A live webcast of the conference call and associated presentation materials will be available on the ImmunityBio website at https://immunitybio.com and on the NantKwest website at https://ir.nantkwest.com/. A replay of the conference call will be available after completion of the conference call and can be accessed by dialing (855) 859-2056 or (404) 537-3406. The replay confirmation code is 6753467.

Following the prepared remarks, Richard Adcock and Dr. Soon-Shiong will answer questions regarding the transaction. In addition to answering questions live, questions may be submitted to investors@nantkwest.com.

About ImmunityBio

ImmunityBio, Inc. is a late stage immunotherapy company developing next-generation therapies that drive immunogenic mechanisms for defeating cancer and infectious disease. The company’s immunotherapy platform is designed to activate both the innate (natural killer cell and macrophage) and adaptive (T cell) immune systems to create long-term “immunological memory.” This novel approach is designed to eliminate the need for high-dose chemotherapy, improve the outcomes of current CAR T-cell therapies, and extend beyond checkpoint inhibitors. ImmunityBio has established three fundamental platforms to drive long-term immunological memory. These include first-in-class antibody cytokine fusion proteins, synthetic immune modulators, and second-generation vaccine vector platforms. ImmunityBio’s lead cytokine infusion protein, a novel interleukin-15 (IL-15) superagonist complex (Anktiva), has received Breakthrough Therapy Designation from the U.S. Food and Drug Administration (FDA) for BCG-unresponsive CIS non-muscle invasive bladder cancer (NMIBC). Other indications currently at registration-stage trials include BCG-unresponsive papillary bladder cancer, first- and second-line lung cancer, triple-negative breast cancer, metastatic pancreatic cancer, recurrent glioblastoma, and soft tissue sarcoma in combination with the company’s synthetic immune modulator (Aldoxorubicin). ImmunityBio is also developing therapies, including vaccines, for the prevention and treatment of HIV, influenza, and the coronavirus SARS-CoV-2 with its second-generation human adenovirus (hAd5) vaccine platform.

About NantKwest

NantKwest (NASDAQ: NK) is an innovative, clinical-stage, immunotherapy company focused on harnessing the power of the innate immune system to treat cancer and infectious diseases. NantKwest is the leading producer of clinical dose forms of off-the-shelf natural killer (NK) cell therapies. The activated NK cell platform is designed to destroy cancer and virally-infected cells. The safety of these optimized, activated NK cells—as well as their activity against a broad range of cancers—has been tested in phase I clinical trials in Canada and Europe, as well as in multiple phase I and II clinical trials in the United States. By leveraging an integrated and extensive genomics and transcriptomics discovery and development engine, together with a pipeline of multiple, clinical-stage, immuno-oncology programs, NantKwest’s goal is to transform medicine by bringing novel NK cell-based therapies to routine clinical care. NantKwest is a member of the NantWorks ecosystem of companies. For more information, please visit www.nantkwest.com.

Forward-Looking Statements

This communication contains forward-looking statements relating to the proposed transaction involving NantKwest, Inc. (“NantKwest”) and ImmunityBio, Inc. (“ImmunityBio”), including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction and statements relating to NantKwest and ImmunityBio’s future success in improving the treatment of various diseases and illnesses, including, but not limited to COVID-19 and cancer. Statements in this communication that are not statements of historical fact are considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which are usually identified by the use of words such as “anticipates,” “believes,” “continues”, “could”, “estimates,” “expects,” “intends,” “may,” “plans,” “potential”, “predicts”, “projects,” “seeks,” “should,” “will,” and variations of such words or similar expressions. These forward-looking statements are neither forecasts, promises nor guarantees, and are based on the current beliefs of NantKwest’s management and ImmunityBio’s management as well as assumptions made by and information currently available to NantKwest and ImmunityBio. Such statements reflect the current views of NantKwest and ImmunityBio with respect to future events and are subject to known and unknown risks, including business, regulatory, economic and competitive risks, uncertainties, contingencies and assumptions about NantKwest and ImmunityBio, including, without limitation, (i) inability to complete the proposed transaction because, among other reasons, conditions to the closing of the proposed transaction may not be satisfied or waived, (ii) uncertainty as to the timing of completion of the proposed transaction, (iii) potential adverse effects or changes to relationships with employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction, (iv) possible disruptions from the proposed transaction that could harm NantKwest’s or ImmunityBio’s respective business, including current plans and operations, (v) unexpected costs, charges or expenses resulting from the proposed transaction, (vi) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction, including the possibility that the expected synergies and value creation from the proposed transaction will not be realized or will not be realized within the expected time period, (vii) the ability of each of NantKwest or ImmunityBio to continue its planned preclinical and clinical development of its respective development programs, and the timing and success of any such continued preclinical and clinical development and planned regulatory submissions, (viii) inability to retain and hire key personnel, and (ix) the unknown future impact of the COVID-19 pandemic delay on certain clinical trial milestones and/or NantKwest’s or ImmunityBio’s operations or operating expenses. More details about these and other risks that may impact our business are described under the heading “Risk Factors” in NantKwest’s most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (“SEC”) and in subsequent filings made by NantKwest with the SEC, which are available on the SEC’s website at www.sec.gov. NantKwest and ImmunityBio caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. NantKwest and ImmunityBio do not undertake any duty to update any forward-looking statement or other information in this communication, except to the extent required by law. No representation is made as to the safety or effectiveness of these product candidates for the therapeutic use for which such product candidates are being studied.

Certain information contained in this communication relates to or is based on studies, publications, surveys and other data obtained from third-party sources and NantKwest’s and ImmunityBio’s own internal estimates and research. While NantKwest and ImmunityBio believe these third-party sources to be reliable as of the date of this communication, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, all of the market data included in this communication involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while NantKwest and ImmunityBio each believes its own internal research is reliable, such research has not verified by any independent source.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information and Where to Find It

In connection with the proposed transaction, NantKwest intends to file a registration statement on Form S-4 with the SEC, which will include a prospectus and joint solicitation statement of NantKwest and ImmunityBio (the “solicitation statement/prospectus”). NantKwest may also file other documents regarding the proposed transaction with the SEC. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is not intended to be, and is not, a substitute for such filings or for any other document that NantKwest may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND SOLICITATION STATEMENT / PROSPECTUS, WHEN THEY BECOME AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and solicitation statement/prospectus and other documents filed with the SEC by NantKwest through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the prospectus and other documents filed with the SEC on NantKwest’s website at www.ir.nantkwest.com.

Participants in the Solicitation

NantKwest and certain of its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of NantKwest in connection with the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of NantKwest in NantKwest’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 24, 2020, as well as its other filings with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the registration statement, solicitation statement / prospectus and other relevant materials to be filed with the SEC by NantKwest regarding the proposed transaction (if and when they become available). You may obtain free copies of these documents at the SEC’s website at www.sec.gov.

Copies of documents filed with the SEC will also be available free of charge from NantKwest using the sources indicated above.

Contacts

Investors

Sarah Singleton

NantKwest

844-696-5235, Option 5

Media

Andrew Siegel / Greg Klassen

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449

Amy Jobe

LifeSci Advisors

315-879-8192